UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Table of Contents

Highlights - 2Q24	4
Main items *	5
Consolidated results	6
Net revenues	6
Cost of goods sold (*)	7
Operating expenses	8
Adjusted EBITDA	9
Financial results	9
Net profit (loss) attributable to Petrobras shareholders	10
Non-recurring items	11
Capex	12
Liquidity and capital resources	14
Debt indicators	16
Results by segment	17
Exploration and Production	17
Refining, Transportation and Marketing	19
Gas and Low Carbon Energies	20
Reconciliation of Adjusted EBITDA	21
Exhibits	22
Financial statements	22
Financial information by business areas	26
Glossary	37

PETROBRAS | Performance Report | 2Q24	2

DISCLAIMER

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 2Q24 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated interim financial information prepared in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and reviewed by the independent auditors.

PETROBRAS | Performance Report | 2Q24	3

Highlights – 2Q24

Highlights - 2Q24

* Net profit excluding non-recurring items and exchange rate effect Real x Dollar ** Amount paid in June/24 for entry into the Tax Transaction

“Petrobras maintained robust cash generation in the second quarter of 2024, which allowed it to make US$ 3 billion in investments, comply with our shareholder remuneration policy and pay dividends. The net result for the quarter should be analyzed in light of events that impacted the accounting result but had no relevant impact on the company's cash flow. The main events were the exchange rate variation for the period - an effect between companies in the Petrobras System that has no cash effect or even equity effect - and the impact of adhering to the tax transaction - a decision deemed positive by the market because it ended billion-dollar disputes that brought great uncertainty to the company's cash flow. Without these events, net income for 2Q24 would have reached US$ 5.4 billion and EBITDA would have been US$ 12 billion, in line with the previous quarter”. Fernando Melgarejo, Chief Financial and Investor Relations Officer

Main highlights:

•	Continued robust cash generation
•	Lowest financial debt level since 3Q08, at US$ 26.3 billion
•	Capex totaled US$ 6.4 billion in 1H24, up 12.5% on 1H23
•	Adherence to the Tax Transaction ends significant legal disputes worth R$45 billion

Reversal of loss

•	Approval of the resumption of operations at Araucária Nitrogenados S.A. (ANSA) allowed the reversal of the impairment losses

Contributions

•	Greater contribution to society, with tax payments 24% higher than in 2Q23
•	Approval of dividends and interest on equity of R$13.6 billion, to be paid in two installments (November and December), using R$6.4 billion from the capital remuneration reserve.

PETROBRAS | Performance Report | 2Q24	4

Highlights – 2Q24

Main items *

Table 1 – Main items

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	23,467	23,768	22,979	47,235	49,750	(1.3)	2.1	(5.1)
Gross profit	11,727	12,257	11,637	23,984	25,750	(4.3)	0.8	(6.9)
Operating expenses	(5,022)	(3,273)	(3,159)	(8,295)	(5,719)	53.4	59.0	45.0
Consolidated net income (loss) attributable to the shareholders of Petrobras	(344)	4,782	5,828	4,438	13,169	−	−	(66.3)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras (*)	3,060	4,816	5,958	7,876	13,350	(36.5)	(48.6)	(41.0)
Net cash provided by operating activities	9,087	9,386	9,642	18,473	19,989	(3.2)	(5.8)	(7.6)
Free cash flow	6,148	6,547	6,721	12,695	14,637	(6.1)	(8.5)	(13.3)
Adjusted EBITDA	9,627	12,127	11,436	21,754	25,392	(20.6)	(15.8)	(14.3)
Recurring adjusted EBITDA (*)	11,967	12,425	11,922	24,392	26,476	(3.7)	0.4	(7.9)
Gross debt (US$ million)	59,630	61,838	57,971	59,630	57,971	(3.6)	2.9	2.9
Net debt (US$ million)	46,160	43,646	42,177	46,160	42,177	5.8	9.4	9.4
Net debt/LTM Adjusted EBITDA ratio	0.95	0.86	0.74	0.95	0.74	10.5	28.4	28.4
Average commercial selling rate for U.S. dollar	5.22	4.95	4.95	5.08	5.07	5.5	5.5	0.2
Brent crude (US$/bbl)	84.94	83.24	78.39	84.09	79.83	2.0	8.4	5.3
Price of basic oil products - Domestic Market (US$/bbl)	91.34	96.13	95.91	93.70	102.62	(5.0)	(4.8)	(8.7)
TRI (total recordable injuries per million men-hour frequency rate)	0.70	0.61	0.80	0.70	0.80	14.8	(12.5)	(12.5)
ROCE (Return on Capital Employed)	9.8%	10.4%	12.8%	9.8%	12.8%	-0,6 p.p.	-3 p.p.	-3 p.p.

(*) See reconciliation of Recurring net income and Adjusted EBITDA in the non-recurring Items section.

PETROBRAS | Performance Report | 2Q24	5

Consolidated Results

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Diesel	6,979	7,076	7,082	14,055	15,387	(1.4)	(1.5)	(8.7)
Gasoline	3,073	3,205	3,775	6,278	7,469	(4.1)	(18.6)	(15.9)
Liquefied petroleum gas (LPG)	793	758	951	1,551	1,880	4.6	(16.6)	(17.5)
Jet fuel	1,147	1,184	1,102	2,331	2,508	(3.1)	4.1	(7.1)
Naphtha	483	427	430	910	908	13.1	12.3	0.2
Fuel oil (including bunker fuel)	233	344	261	577	547	(32.3)	(10.7)	5.5
Other oil products	1,073	1,019	1,128	2,092	2,212	5.3	(4.9)	(5.4)
Subtotal oil products	13,781	14,013	14,729	27,794	30,911	(1.7)	(6.4)	(10.1)
Natural gas	1,136	1,322	1,429	2,458	2,955	(14.1)	(20.5)	(16.8)
Crude oil	1,049	1,229	1,365	2,278	2,715	(14.6)	(23.2)	(16.1)
Renewables and nitrogen products	43	31	25	74	46	38.7	72.0	60.9
Revenues from non-exercised rights	121	140	218	261	438	(13.6)	(44.5)	(40.4)
Electricity	104	128	153	232	263	(18.8)	(32.0)	(11.8)
Services, agency and others	202	247	281	449	525	(18.2)	(28.1)	(14.5)
Total domestic market	16,436	17,110	18,200	33,546	37,853	(3.9)	(9.7)	(11.4)
Exports	6,746	6,398	4,431	13,144	11,172	5.4	52.2	17.7
Crude oil	5,163	4,911	2,909	10,074	8,456	5.1	77.5	19.1
Fuel oil (including bunker fuel)	1,126	1,322	1,329	2,448	2,363	(14.8)	(15.3)	3.6
Other oil products and other products	457	165	193	622	353	177.0	136.8	76.2
Sales abroad (*)	285	260	348	545	725	9.6	(18.1)	(24.8)
Total foreign market	7,031	6,658	4,779	13,689	11,897	5.6	47.1	15.1
Total	23,467	23,768	22,979	47,235	49,750	(1.3)	2.1	(5.1)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In 2Q24 net revenue remained at the same level as the previous quarter.

The 6% increase in export revenues is mainly attributed to the growth in revenues from oil exports. This result reflects the 2% appreciation of Brent price in the period.

Revenues from domestic sales of oil products were 2% lower when compared to 1Q24, mainly due to lower prices, partially offset by higher volumes sold, especially diesel, driven by seasonal consumption and increased economic activity.

The lower revenue from domestic oil sales was due to lower sales volumes to Acelen.

The reduction in natural gas revenues in 2Q24 is mainly explained by lower demand from the non-thermal sector alongside a decrease in the average selling price.

PETROBRAS | Performance Report | 2Q24	6

Consolidated Results

Cost of goods sold (*)

Table 3 – Cost of goods sold

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Acquisitions	(4,145)	(3,508)	(4,361)	(7,653)	(9,246)	18.2	(5.0)	(17.2)
Crude oil imports	(2,590)	(1,881)	(2,086)	(4,471)	(4,754)	37.7	24.2	(6.0)
Oil products imports	(1,152)	(1,074)	(1,568)	(2,226)	(3,379)	7.3	(26.5)	(34.1)
Natural gas imports	(403)	(553)	(707)	(956)	(1,113)	(27.1)	(43.0)	(14.1)
Production	(7,192)	(7,570)	(6,482)	(14,762)	(13,637)	(5.0)	11.0	8.2
Crude oil	(5,857)	(6,404)	(5,415)	(12,261)	(11,664)	(8.5)	8.2	5.1
Production taxes	(2,661)	(2,672)	(2,481)	(5,333)	(5,191)	(0.4)	7.3	2.7
Other costs	(3,196)	(3,732)	(2,934)	(6,928)	(6,473)	(14.4)	8.9	7.0
Oil products	(807)	(701)	(563)	(1,508)	(1,003)	15.1	43.3	50.3
Natural gas	(528)	(465)	(504)	(993)	(970)	13.5	4.8	2.4
Production taxes	(120)	(125)	(92)	(245)	(184)	(4.0)	30.4	33.2
Other costs	(408)	(340)	(412)	(748)	(786)	20.0	(1.0)	(4.8)
Services, electricity, operations abroad and others	(403)	(433)	(499)	(836)	(1,117)	(6.9)	(19.2)	(25.2)
Total	(11,740)	(11,511)	(11,342)	(23,251)	(24,000)	2.0	3.5	(3.1)

In 2Q24, the cost of goods sold remained stable when compared to 1Q24. The increase in costs of oil and oil products imports reflects the appreciation of prices in inventory build-up and a higher share of imported products in the refining process and sales mix. This increase was offset by lower production costs and government take, reflecting lower volumes of domestic oil in the refining process, lower volumes of natural gas imports from Bolivia and lower LNG acquisition costs in 2Q24.

(* ) Managerial information (non-revised).

PETROBRAS | Performance Report | 2Q24	7

Consolidated Results

Operating expenses

Table 4 – Operating expenses

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Selling, General and Administrative Expenses	(1,817)	(1,780)	(1,588)	(3,597)	(3,166)	2.1	14.4	13.6
Selling expenses	(1,268)	(1,333)	(1,200)	(2,601)	(2,421)	(4.9)	5.7	7.4
Materials, third-party services, freight, rent and other related costs	(1,069)	(1,120)	(1,022)	(2,189)	(2,048)	(4.6)	4.6	6.9
Depreciation, depletion and amortization	(166)	(173)	(154)	(339)	(304)	(4.0)	7.8	11.5
Allowance for expected credit losses	2	(10)	4	(8)	(17)	−	(50.0)	(52.9)
Employee compensation	(35)	(30)	(28)	(65)	(52)	16.7	25.0	25.0
General and administrative expenses	(549)	(447)	(388)	(996)	(745)	22.8	41.5	33.7
Employee compensation (*)	(365)	(292)	(244)	(657)	(473)	25.0	49.6	38.9
Materials, third-party services, rent and other related costs	(146)	(120)	(112)	(266)	(214)	21.7	30.4	24.3
Depreciation, depletion and amortization	(38)	(35)	(32)	(73)	(58)	8.6	18.8	25.9
Exploration costs	(174)	(135)	(191)	(309)	(348)	28.9	(8.9)	(11.2)
Research and Development	(193)	(183)	(172)	(376)	(326)	5.5	12.2	15.3
Other taxes	(948)	(140)	(329)	(1,088)	(529)	577.1	188.1	105.7
Impairment (losses) reversals, net	37	9	(401)	46	(404)	311.1	−	−
Other income and expenses, net	(1,927)	(1,044)	(478)	(2,971)	(946)	84.6	303.1	214.1
Total	(5,022)	(3,273)	(3,159)	(8,295)	(5,719)	53.4	59.0	45.0
(*) In the 2Q24 and in the 1H24, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of US$ 78 million.

The increase in G&A relative to 1Q24 reflects mainly the effects of the 2023 labor agreement and the higher expenses with third-party services.

The higher tax expenses in 2Q24 were mainly due to adherence to the tax transaction, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts.

In other net operating expenses, the increase observed in 2Q24 is primarily explained by higher expenses with healthcare plan for retired employees due to the 2023 labor agreement.

On the other hand, there was a reversal of the impairment loss of Araucária Nitrogenados S.A., reflecting the approval of the reactivation of the fertilizer plant.

PETROBRAS | Performance Report | 2Q24	8

Consolidated Results

Adjusted EBITDA

In 2Q24, Adjusted EBITDA reached US$ 9.6 billion, a decrease of 20,6% compared to 1Q24, driven by lower margins on diesel and gasoline, increased imports, and non-recurring items, especially losses from the 2023 labor agreement and adherence to the tax transaction. These effects were partially offset by increased export revenues, mainly due to the appreciation of Brent.

Financial results

Table 5 – Financial results

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Finance income	477	552	516	1,029	981	(13.6)	(7.6)	4.9
Income from investments and marketable securities (Government Bonds)	380	432	424	812	757	(12.0)	(10.4)	7.3
Other finance income	97	120	92	217	224	(19.2)	5.4	(3.1)
Finance expenses	(2,932)	(1,072)	(868)	(4,004)	(1,712)	173.5	237.8	133.9
Interest on finance debt	(519)	(554)	(512)	(1,073)	(1,053)	(6.3)	1.4	1.9
Unwinding of discount on lease liability	(557)	(547)	(400)	(1,104)	(758)	1.8	39.3	45.6
Capitalized borrowing costs	383	376	318	759	589	1.9	20.4	28.9
Unwinding of discount on the provision for decommissioning costs	(258)	(272)	(219)	(530)	(431)	(5.1)	17.8	23.0
Other finance expenses (*)	(1,981)	(75)	(55)	(2,056)	(59)	2541.3	3501.8	3384.7
Foreign exchange gains (losses) and indexation charges	(4,414)	(1,419)	331	(5,833)	88	211.1	−	−
Foreign exchange gains (losses) (**)	(3,540)	(881)	1,523	(4,421)	2,320	301.8	−	−
Reclassification of hedge accounting to the Statement of Income	(600)	(697)	(1,078)	(1,297)	(2,232)	(13.9)	(44.3)	(41.9)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(318)	(70)	(397)	(388)	(429)	354.3	(19.9)	(9.6)
Recoverable taxes inflation indexation income	(145)	49	31	(96)	95	−	−	−
Other foreign exchange gains and indexation charges, net (*)	189	180	252	369	334	5.0	(25.0)	10.5
Total	(6,869)	(1,939)	(21)	(8,808)	(643)	254.3	32609.5	1269.8

(*) It includes, in the 2Q24 and in the 1H24, finance expense of US$ 1,930 million and indexation charges of US$ 220 million related to the tax settlement program - federal taxes.

(**) Foreign exchange variation of Brazilian Reais x Dollar in the following periods: 2Q24: -US$ 3,536 million; 1Q24: -US$ 913 million; 2Q23: +US$ 1,567 million; 1H24: -US$ 4,449 million; 1H23: +US$ 2,429 million.

In 2Q24, the financial result was - US$ 6.9 billion. This financial result was primarily impacted by the appreciation of USD against BRL on passive exposure. The BRL depreciated 11.2% in 2Q24, versus a depreciation of 3.2% in 1Q24 (the exchange rate changed from R$ 5.00/USD on March 31, 2024, to R$ 5.56/USD on June 30, 2024).

Additionally, financial expenses related to the Tax Transaction were accrued, reflecting charges and monetary updates.

Net profit (loss) attributable to Petrobras shareholders

In 2Q24, the financial result associated with non-recurring items, primarily the effects of the adherence to the tax transaction and losses related to the 2023 labor agreement, resulted in a loss of US$ 344 million. Excluding the aforementioned items and depreciation of BRL against USD, net income would have reached US$ 5.4 billion, while adjusted EBITDA would have been US$ 12 billion.

PETROBRAS | Performance Report | 2Q24	9

Non-recurring Items

Non-recurring items

Table 6 – Non-recurring items

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Net income (loss)	(325)	4,805	5,859	4,480	13,229	−	−	(66.1)
Non-recurring items	(4,271)	(62)	(196)	(4,333)	(273)	6788.7	2079.1	1487.2
Non-recurring items that do not affect Adjusted EBITDA	(1,931)	236	290	(1,695)	811	−	−	−
Impairment of assets and investments	39	26	(401)	65	(403)	50.0	−	−
Gains and losses on disposal/write-offs of assets	124	162	691	286	1,187	(23.5)	(82.1)	(75.9)
Results from co-participation agreements in bid areas	55	48	−	103	27	14.6	−	281.5
Effect of the tax transaction on net finance income (expense)	(2,149)	−	−	(2,149)	−	−	−	−
Other non-recurring items	(2,340)	(298)	(486)	(2,638)	(1,084)	685.2	381.5	143.4
Voluntary Separation Plan	(1)	(2)	2	(3)	5	(50.0)	−	−
Collective bargaining agreement	(6)	(3)	(6)	(9)	(6)	100.0	−	50.0
Amounts recovered from Lava Jato investigation	2	5	4	7	93	(60.0)	(50.0)	(92.5)
Gains/(losses) on decommissioning of returned/abandoned areas	−	(7)	(11)	(7)	(11)	−	−	(36.4)
Gains/(losses) related to legal proceedings	(240)	(281)	(276)	(521)	(530)	(14.6)	(13.0)	(1.7)
Effect of the tax transaction on other taxes	(790)	−	−	(790)	−	−	−	−
Equalization of expenses - Production Individualization Agreements	(14)	(10)	(6)	(24)	(23)	40.0	133.3	4.3
Gains/(losses) arising from actuarial review of health care plan	(1,291)	−	−	(1,291)	−	−	−	−
Compensation for the termination of a vessel charter agreement	−	−	−	−	(317)	−	−	−
Export tax on crude oil	−	−	(193)	−	(295)	−	−	−
Net effect of non-recurring items on IR/CSLL	869	29	66	898	92	2896.6	1216.7	876.1
Recurring net income	3,077	4,838	5,989	7,915	13,410	(36.4)	(48.6)	(41.0)
Shareholders of Petrobras (*)	3,060	4,816	5,958	7,876	13,350	(36.5)	(48.6)	(41.0)
Non-controlling interests	17	22	31	39	60	(22.7)	(45.2)	(35.0)
Adjusted EBITDA	9,627	12,127	11,436	21,754	25,392	(20.6)	(15.8)	(14.3)
Non-recurring items	(2,340)	(298)	(486)	(2,638)	(1,084)	685.2	381.5	143.4
Recurring Adjusted EBITDA	11,967	12,425	11,922	24,392	26,476	(3.7)	0.4	(7.9)
(*) Recurring net income excluding foreign exchange variation of Brazilian Reais x Dollar in the following periods: 2Q24: +US$ 5,394 million; 1Q24: +US$ 5,419 million; 2Q23: +US$ 4,924 million; 1H24: +US$ 10,813 million; 1H23: +US$ 11,747 million.

In management's view, the non-recurring items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and shall be disclosed when relevant.

PETROBRAS | Performance Report | 2Q24	10

Capex

Capex

Table 7 - Capex

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Exploration & Production	2,767	2,472	2,599	5,239	4,639	11.9	6.5	12.9
Refining, Transportation and Marketing	447	362	365	809	707	23.7	22.6	14.4
Gas & Low Carbon Energies	93	108	43	201	76	(13.7)	116.9	164.8
Others	86	101	93	187	160	(15.4)	(8.3)	16.5
Subtotal	3,393	3,043	3,100	6,436	5,582	11.5	9.5	15.3
Signature bonus	−	−	141	−	141	−	−	−
Total	3,393	3,043	3,241	6,436	5,723	11.5	4.7	12.5

In 1H24, Capex totaled US$ 6.4 billion, 12.5% higher when compared to 1H23. The Capex projection for 2024 has been revised to a range between US$ 13.5 billion and US$ 14.5 billion. This level of investment has no impact on the oil and gas production curve and represents an increase of 7% to 15% compared to the total Capex made in 2023.

In 2Q24, capex totaled US$ 3.4 billion, 11,5% higher than in 1Q24, mainly due to the large pre-salt projects.

In the Exploration and Production segment, Capex totaled US$ 2.8 billion, 11,9% higher than in 1Q24, due to the expansion of capex in the Marlim Revitalization, in the Campos Basin, and progress in the construction of FPSOs in Búzios, in the Santos Basin. Capex in 2Q24 were mainly concentrated on: (i) developing production in the pre-salt area of the Santos Basin (US$ 1.5 billion); (ii) developing production in the pre- and post-salt areas of the Campos Basin (US$ 0.7 billion); (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, Capex totaled US$ 0.45 billion, with emphasis on scheduled refinery stoppages and REPLAN's New Medium HDT. In the Gas and Low Carbon Energies segment, Capex totaled US$ 0.09 billion in 2Q24, with investments in the Route 3 natural gas processing unit standing out.

The following table presents the main information about the new oil and gas production systems, already contracted.

PETROBRAS | Performance Report | 2Q24	11

Capex

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment (US$ bn)	Petrobras Total Investment (US$ bn)(1)	Petrobras Stake	Status
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.36	0.9	38.6%	Project in phase of execution with production system on location. 12 wells drilled and 11 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024(2)	100,000	0.74	1.9	100%	Project in phase of execution. Production system arrived in Brazil. 3 wells drilled and 3 completed.(3)
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.74	2.1	88.99%	Project in phase of execution with production system in transit to Brazil. 8 wells drilled and 6 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.71	4.8	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 4 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.11	1.3	38.6%	Project in phase of execution with production system under construction. 7 wells drilled and 3 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	1.40	5.1	88.99%	Project in phase of execution with production system under construction. 8 wells drilled and 4 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.67	5.4	88.99%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.64	6.1	88.99%	Project in phase of execution with production system under construction. 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.53	5.5	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
Raia Manta e Raia Pintada BM-C-33 (Non-operated project)	2028	126,000	0.47	2,7(4)	30%	Project in phase of execution.
Atapu 2 P-84	2029	225,000	0.09	6.0	65.7%	Project in phase of execution.
Sépia 2 P-85	2030	225,000	0.03	4.7	55.3%	Project in phase of execution.

(1) Total investment with the 2024-28+ Strategic Plan assumptions and Petrobras work interest (WI). Chartered units leases are not included.

(2) The FPSO Maria Quitéria is scheduled to start operation in the last quarter of 2024, thus advancing the schedule of 2024-28+ Strategic Plan, which was to start operation in 2025.

(3) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

(4) It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

PETROBRAS | Performance Report | 2Q24	12

Liquidity and Capital Resources

Liquidity and capital resources

Table 9 - Liquidity and capital resources

US$ million	2Q24	1Q24	2Q23	1H24	1H23
Adjusted cash and cash equivalents at the beginning of period	18,192	17,902	15,761	17,902	12,283
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (*)	(6,645)	(5,175)	(5,471)	(5,175)	(4,287)
Cash and cash equivalents at the beginning of period	11,547	12,727	10,290	12,727	7,996
Net cash provided by operating activities	9,087	9,386	9,642	18,473	19,989
Net cash (used in) provided by investing activities	(2,032)	(3,324)	(795)	(5,356)	(1,899)
Acquisition of PP&E and intangible assets	(2,934)	(2,838)	(2,912)	(5,772)	(5,335)
Acquisition of equity interests	(5)	(1)	(9)	(6)	(17)
Proceeds from disposal of assets - Divestment	197	569	1,606	766	3,461
Financial compensation from co-participation agreements	−	397	−	397	391
Divestment (investment) in marketable securities	670	(1,475)	462	(805)	(468)
Dividends received	40	24	58	64	69
(=) Net cash provided by operating and investing activities	7,055	6,062	8,847	13,117	18,090
Net cash used in financing activities	(10,371)	(7,168)	(8,808)	(17,539)	(15,781)
Changes in non-controlling interest	32	93	25	125	(50)
Net financings	(1,147)	(1,599)	(1,155)	(2,746)	(2,424)
Proceeds from finance debt	565	2	11	567	62
Repayments	(1,712)	(1,601)	(1,166)	(3,313)	(2,486)
Repayment of lease liability	(1,965)	(1,918)	(1,473)	(3,883)	(2,862)
Dividends paid to shareholders of Petrobras	(7,123)	(3,455)	(6,205)	(10,578)	(10,397)
Share repurchase program	(148)	(232)	−	(380)	−
Dividends paid to non-controlling interests	(20)	(57)	−	(77)	(48)
Effect of exchange rate changes on cash and cash equivalents	(347)	(74)	22	(421)	46
Cash and cash equivalents at the end of period	7,884	11,547	10,351	7,884	10,351
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period (*)	5,586	6,645	5,443	5,586	5,443
Adjusted cash and cash equivalents at the end of period	13,470	18,192	15,794	13,470	15,794
Reconciliation of Free Cash Flow
Net cash provided by operating activities	9,087	9,386	9,642	18,473	19,989
Acquisition of PP&E and intangible assets	(2,934)	(2,838)	(2,912)	(5,772)	(5,335)
Acquisition of equity interests	(5)	(1)	(9)	(6)	(17)
Free cash flow (**)	6,148	6,547	6,721	12,695	14,637

(*) Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

(**) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

PETROBRAS | Performance Report | 2Q24	13

Liquidity and Capital Resources

As of June 30, 2024, cash and cash equivalents totaled US$ 7.9 billion and adjusted cash and cash equivalents totaled US$ 13.5 billion.

In 2Q24, cash generated from operating activities reached US$ 9.1 billion and free cash flow totaled US$ 6.2 billion. In addition to generating cash, this level of cash generation was used to: (a) shareholders remuneration (US$ 7.1 billion), (b) investments (US$ 2.9 billion), (c) lease liabilities amortization (US$ 2.0 billion), and (d) principal and interest due in the period amortization (US$ 1.7 billion).

The funds raised during the quarter will be used for liability management, aiming to extend debt maturities and improving the capital structure, in order to preserve liquidity and solvency.

PETROBRAS | Performance Report | 2Q24	14

Debt Indicators

Debt indicators

As of 06/30/2024, gross debt reached US$ 59.6 billion, a decrease of 3.6% compared to 03/31/2024.

Average maturity went up from 11.30 years on 03/31/2024 to 11.76 years on 06/03/2024 and average cost went up 6.5% p.a. to 6.6% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.22x on 06/30/2024, the same as 03/31/2024.

On 06/30/2024, net debt reached US$ 46.2 billion, an increase of 5.8% compared to 03/31/2024.

Table 10 – Debt indicators

US$ million	06.30.2024	03.31.2024	Δ %	06.30.2023
Financial Debt	26,321	27,738	(5.1)	29,228
Capital Markets	16,554	16,719	(1.0)	17,363
Banking Market	7,327	8,502	(13.8)	8,775
Development banks	585	664	(11.9)	735
Export Credit Agencies	1,702	1,705	(0.2)	2,190
Others	153	148	3.4	165
Finance leases	33,309	34,100	(2.3)	28,743
Gross debt	59,630	61,838	(3.6)	57,971
Adjusted cash and cash equivalents	13,470	18,192	(26.0)	15,794
Net debt	46,160	43,646	5.8	42,177
Net Debt/(Net Debt + Market Cap) - Leverage	33%	31%	6.5	33%
Average interest rate (% p.a.)	6.6	6.5	1.5	6.6
Weighted average maturity of outstanding debt (years)	11.76	11.30	4.1	12.12
Net debt/LTM Adjusted EBITDA ratio	0.95	0.86	10.5	0.74
Gross debt/LTM Adjusted EBITDA ratio	1.22	1.22	0.0	1.02

PETROBRAS | Performance Report | 2Q24	15

Results by Segment

Results by segment

Exploration and Production

Table 11 – E&P results

						Variation (%) (*)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	15,668	16,077	14,722	31,745	30,452	(2.5)	6.4	4.2
Gross profit	9,440	9,463	8,610	18,903	17,961	(0.2)	9.6	5.2
Operating expenses	(1,551)	(630)	(554)	(2,181)	(677)	146.2	180.0	222.2
Operating income	7,889	8,833	8,056	16,722	17,284	(10.7)	(2.1)	(3.3)
Net income (loss) attributable to the shareholders of Petrobras	5,237	5,846	5,335	11,083	11,443	(10.4)	(1.8)	(3.1)
Adjusted EBITDA of the segment	10,060	11,182	9,876	21,242	20,771	(10.0)	1.9	2.3
EBITDA margin of the segment (%)	64	70	67	67	68	(5.3)	(2.9)	(1)
ROCE (Return on Capital Employed) (%)	14.2	14.3	15.5	14.2	15.5	(0.1)	(1.3)	(1.3)
Average Brent crude (US$/bbl)	84.94	83.24	78.39	84.09	79.83	2.0	8.4	5.3
Production taxes Brazil	2,946	2,981	2,695	5,927	5,479	(1.2)	9.3	8.2
Royalties	1,838	1,871	1,553	3,709	3,163	(1.8)	18.4	17.3
Special participation	1,099	1,101	1,130	2,200	2,292	(0.2)	(2.7)	(4.0)
Retention of areas	9	9	12	18	24	−	(25.0)	(25.0)
Lifting cost Brazil (US$/boe)	6.05	6.04	5.96	6.05	5.73	0.1	1.5	5.5
Pre-salt	3.87	3.99	3.72	3.93	3.72	(2.9)	3.9	5.7
Deep and ultra-deep post-salt	16.62	15.18	14.56	15.87	12.93	9.5	14.2	22.7
Onshore and shallow waters	16.83	16.35	15.71	16.58	15.21	2.9	7.1	9.0
Lifting cost + Leases	8.49	8.42	7.92	8.46	7.59	0.9	7.2	11.4
Pre-salt	6.26	6.28	5.71	6.27	5.66	(0.3)	9.6	10.8
Deep and ultra-deep post-salt	19.90	18.47	16.85	19.15	14.80	7.7	18.1	29.4
Onshore and shallow waters	16.83	16.35	15.71	16.58	15.21	2.9	7.1	9.0
Lifting cost + Production taxes	20.16	20.05	19.29	20.10	19.24	0.6	4.5	4.5
Lifting cost + Production taxes + Leases	22.61	22.43	21.25	22.51	21.10	0.8	6.4	6.7
(*) EBITDA margin and ROCE variations in percentage points.

In 2Q24, E&P's gross profit was US$ 9.4 billion, a small reduction of 0.2% when compared to 1Q24, mainly explained by lower production, partially offset by higher Brent prices.

Operating income in 2Q24 was US$ 7.9 billion, 11% lower than in 1Q24. This reduction is due to higher tax expenses resulting from the adherence to the tax transaction related to taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts.

Regarding government take, there was a decrease in the quarterly comparison (2Q24 vs. 1Q24) due to lower production, offset by higher Brent prices.

PETROBRAS | Performance Report | 2Q24	16

Results by Segment

Lifting cost in 2Q24, excluding government take and leasing, were US$ 6.05/boe, remaining practically stable compared to 1Q24 (US$ 6.04/boe). The higher volume of production losses due to stoppages and interventions in this quarter was offset by the BRL depreciation against the USD (5%) in the period, reducing costs in the North American currency.

In the Pre-Salt, there was a 3% reduction in lifting costs, explained by the exchange rate depreciation and lower spending on subsea inspections in the Jubarte and Tupi fields, partially offset by a higher volume of losses due to production stoppages and interventions.

In the Post-Salt, there was a 9% increase in lifting costs, mainly due to the higher volume of production losses from stoppages, maintenance, and interventions to comply with safety regulations, associated with higher spending on well interventions, especially in the Marlim Sul field. These effects were mitigated by the aforementioned exchange rate depreciation.

In Onshore and Shallow Water assets, there was a 3% increase in lifting costs. This increase resulted from lower production in Manati due to a production stoppage, as well as higher spending on well interventions in onshore fields in Bahia, partially offset by the exchange rate depreciation during the period.

PETROBRAS | Performance Report | 2Q24	17

Results by Segment

Refining, Transportation and Marketing

Table 12 – RTM results

						Variation (%) (*)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	22,061	22,190	21,057	44,251	45,899	(0.6)	4.8	(3.6)
Gross profit	1,504	2,207	1,729	3,711	4,703	(31.9)	(13.0)	(21.1)
Operating expenses	(701)	(836)	(1,151)	(1,537)	(2,329)	(16.1)	(39.1)	(34.0)
Operating Income	803	1,371	578	2,174	2,374	(41.4)	38.9	(8.4)
Net income (loss) attributable to the shareholders of Petrobras	279	775	312	1,054	1,511	(64.0)	(10.6)	(30.2)
Adjusted EBITDA of the segment	1,360	1,994	1,597	3,354	3,978	(31.8)	(14.8)	(15.7)
EBITDA margin of the segment (%)	6	9	8	8	9	(3)	(1)	(1)
ROCE (Return on Capital Employed) (%) (**)	4.6	5.0	7.6	4.6	7.6	(0.4)	(3.0)	(3.0)
Refining cost (US$ / barrel) - Brazil	2.63	2.63	2.24	2.63	2.18	(0.1)	17.3	20.6
Price of basic oil products - Domestic Market (US$/bbl)	91.34	96.13	95.91	93.70	102.62	(5.0)	(4.8)	(8.7)
(*) EBITDA margin and ROCE variations in percentage points.
(**) Figures for 1Q24, 2Q23 and 1H23 revised.

In 2Q24, RTM's gross profit decreased when compared to 1Q24, mainly due to lower margins on oil products in the domestic market. Considering the effect of inventory turnover of US$ 541 million in 2Q24 and US$ 435 million in 1Q24, RTM's gross profit would have been US$ 963 million in 2Q24 compared to US$ 1.77 billion in 1Q24.

The lower margins in the domestic market, mainly for diesel and gasoline, followed international margins for these products between quarters. Higher sales volumes, mainly of diesel, due to demand seasonality, and gasoline due to its better competitiveness compared to ethanol in fueling flex-fuel vehicles, partially offset the lower margins.

In 2Q24, operating income was lower than 1Q24, reflecting the reduction in gross profit, partially offset by the reduction in operating expenses, mainly due to the reversal of impairment of Araucária Nitrogenados (ANSA).

In 2Q24, the refining cost per barrel was stable when compared to 1Q24, mainly due to the exchange rate effect that offset higher expenses in BRL. Higher expenses in materials and services related to maintenance and conservation were noteworthy.

PETROBRAS | Performance Report | 2Q24	18

Results by Segment

Gas and Low Carbon Energies

Table 13 – G&LCE results

						Variation (%) (*)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	2,198	2,422	2,767	4,620	5,621	(9.2)	(20.6)	(17.8)
Gross profit	1,102	1,245	1,141	2,347	2,528	(11.5)	(3.4)	(7.2)
Operating expenses	(867)	(889)	(765)	(1,756)	(1,544)	(2.5)	13.3	13.7
Operating income	235	356	376	591	984	(34.0)	(37.5)	(39.9)
Net income (loss) attributable to the shareholders of Petrobras	179	242	247	421	635	(26.0)	(27.5)	(33.7)
Adjusted EBITDA of the segment	372	490	499	862	1,238	(24.1)	(25.5)	(30.4)
EBITDA margin of the segment (%)	17	20	18	19	22	(3)	(1)	(3)
ROCE (Return on Capital Employed) (%) (**)	8.4	9.1	10.0	8.4	10.0	(0.7)	(1.6)	(1.6)
Natural gas sales price - Brazil (US$/bbl)	63.69	67.88	70.96	65.88	72.13	(6.2)	(10.2)	(8.7)
Natural gas sales price - Brazil (US$/MMBtu)	10.74	11.45	11.96	11.11	12.16	(6.2)	(10.2)	(8.6)
Fixed revenues from power auctions (***)	61.45	64.13	86.77	125.58	168.45	(4.2)	(29.2)	(25.4)
Average electricity sales price (US$/MWh)	25.41	63.28	12.43	39.93	12.14	(59.8)	104.4	229.0
(*) EBITDA margin and ROCE variations in percentage points.
(**) Figure for 1Q24 revised.
(***) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

In 2Q24, the gross profit of the Gas and Low Carbon Energies segment was lower due to a reduction in sales revenues as a result of lower gas volumes sold to the non-thermoelectric segment combined with a 6.2% reduction in the average selling price of natural gas. The drop in revenue was partially offset by the lower acquisition cost of LNG in 2Q24.

The operating income in 2Q24 was 34% lower than in 1Q24, mainly impacted by the lower gross profit.

PETROBRAS | Performance Report | 2Q24	19

Reconciliation of Adjusted EBITDA

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Net income (loss)	(325)	4,805	5,859	4,480	13,229	−	−	(66.1)
Net finance income (expense)	6,869	1,939	21	8,808	643	254.3	32609.5	1269.8
Income taxes	(27)	2,147	2,576	2,120	6,172	−	−	(65.7)
Depreciation, depletion and amortization	3,138	3,362	3,249	6,500	6,173	(6.7)	(3.4)	5.3
EBITDA	9,655	12,253	11,705	21,908	26,217	(21.2)	(17.5)	(16.4)
Results of equity-accounted investments	188	93	22	281	(13)	102.2	754.5	−
Impairment of assets (reversals), net	(37)	(9)	401	(46)	404	311.1	−	−
Results on disposal/write-offs of assets	(124)	(162)	(692)	(286)	(1,188)	(23.5)	(82.1)	(75.9)
Results from co-participation agreements in bid areas	(55)	(48)	−	(103)	(28)	14.6	−	267.9
Adjusted EBITDA	9,627	12,127	11,436	21,754	25,392	(20.6)	(15.8)	(14.3)
Adjusted EBITDA margin (%)	41	51	50	46	51	(10.0)	(9.0)	(5.0)
(*) EBITDA Margin variations in percentage points.

PETROBRAS | Performance Report | 2Q24	20

Exhibits

Exhibits

Financial statements

Table 15 - Income statement - Consolidated

US$ million	2Q24	1Q24	2Q23	1H24	1H23
Sales revenues	23,467	23,768	22,979	47,235	49,750
Cost of sales	(11,740)	(11,511)	(11,342)	(23,251)	(24,000)
Gross profit	11,727	12,257	11,637	23,984	25,750
Selling expenses	(1,268)	(1,333)	(1,200)	(2,601)	(2,421)
General and administrative expenses	(549)	(447)	(388)	(996)	(745)
Exploration costs	(174)	(135)	(191)	(309)	(348)
Research and development expenses	(193)	(183)	(172)	(376)	(326)
Other taxes	(948)	(140)	(329)	(1,088)	(529)
Impairment (losses) reversals, net	37	9	(401)	46	(404)
Other income and expenses, net	(1,927)	(1,044)	(478)	(2,971)	(946)
	(5,022)	(3,273)	(3,159)	(8,295)	(5,719)
Operating income	6,705	8,984	8,478	15,689	20,031
Finance income	477	552	516	1,029	981
Finance expenses	(2,932)	(1,072)	(868)	(4,004)	(1,712)
Foreign exchange gains (losses) and inflation indexation charges	(4,414)	(1,419)	331	(5,833)	88
Net finance income (expense)	(6,869)	(1,939)	(21)	(8,808)	(643)
Results of equity-accounted investments	(188)	(93)	(22)	(281)	13
Income (loss) before income taxes	(352)	6,952	8,435	6,600	19,401
Income taxes	27	(2,147)	(2,576)	(2,120)	(6,172)
Net Income (loss)	(325)	4,805	5,859	4,480	13,229
Net income (loss) attributable to:
Shareholders of Petrobras	(344)	4,782	5,828	4,438	13,169
Non-controlling interests	19	23	31	42	60

PETROBRAS | Performance Report | 2Q24	21

Exhibits

Table 16 - Statement of financial position – Consolidated

ASSETS - US$ million	06.30.2024	12.31.2023
Current assets	28,658	32,445
Cash and cash equivalents	7,884	12,727
Marketable securities	4,290	2,819
Trade and other receivables, net	4,405	6,135
Inventories	7,339	7,681
Recoverable taxes	2,800	1,178
Assets classified as held for sale	422	335
Other current assets	1,518	1,570
Non-current assets	161,791	184,622
Long-term receivables	22,166	26,798
Trade and other receivables, net	1,175	1,847
Marketable securities	1,344	2,409
Judicial deposits	12,479	14,746
Deferred income taxes	1,097	965
Other recoverable taxes	3,970	4,516
Other non-current assets	2,101	2,315
Investments	986	1,358
Property, plant and equipment	135,951	153,424
Intangible assets	2,688	3,042
Total assets	190,449	217,067

LIABILITIES - US$ million	06.30.2024	12.31.2023
Current liabilities	32,016	33,860
Trade payables	4,812	4,813
Finance debt	4,617	4,322
Lease liability	7,437	7,200
Taxes payable	5,593	5,466
Dividends payable	2,295	3,539
Provision for decommissioning costs	1,659	2,032
Employee benefits	2,299	2,932
Liabilities related to assets classified as held for sale	785	541
Other current liabilities	2,519	3,015
Non-current liabilities	90,785	104,232
Finance debt	21,704	24,479
Lease liability	25,872	26,599
Income taxes payable	242	299
Deferred income taxes	6,076	10,910
Employee benefits	13,841	15,579
Provision for legal proceedings	3,125	3,305
Provision for decommissioning costs	18,155	21,171

PETROBRAS | Performance Report | 2Q24	22

Exhibits

Other non-current liabilities	1,770	1,890
Shareholders' equity	67,648	78,975
Attributable to the shareholders of Petrobras	67,185	78,583
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	29	410
Profit reserves	65,463	72,641
Retained earnings (losses)	1,831	−
Accumulated other comprehensive deficit	(107,239)	(101,569)
Attributable to non-controlling interests	463	392
Total liabilities and shareholders' equity	190,449	217,067

Table 17 - Statement of cash flow – Consolidated

US$ million	2Q24	1Q24	2Q23	1H24	1H23
Cash flows from operating activities
Net income (loss) for the period	(325)	4,805	5,859	4,480	13,229
Adjustments for:
Pension and medical benefits	1,702	433	389	2,135	759
Results of equity-accounted investments	188	93	22	281	(13)
Depreciation, depletion and amortization	3,138	3,362	3,249	6,500	6,173
Impairment of assets (reversals), net	(37)	(9)	401	(46)	404
Inventory write down (write-back) to net realizable value	−	(44)	14	(44)	6
Allowance for credit loss on trade and other receivables, net	18	30	10	48	34
Exploratory expenditure write-offs	55	50	6	105	38
Gain on disposal/write-offs of assets	(124)	(162)	(691)	(286)	(1,187)
Foreign exchange, indexation and finance charges	7,040	1,935	191	8,975	847
Income taxes	(27)	2,147	2,576	2,120	6,172
Revision and unwinding of discount on the provision for decommissioning costs	259	280	231	539	443
Results from co-participation agreements in bid areas	(55)	(48)	−	(103)	(28)
Early termination and cash outflows revision of lease agreements	(77)	(69)	(91)	(146)	(258)
Losses with legal, administrative and arbitration proceedings, net	240	281	277	521	531
Decrease (Increase) in assets
Trade and other receivables	855	604	763	1,459	1,175
Inventories	272	(627)	91	(355)	1,080
Judicial deposits	862	(288)	(379)	574	(782)
Other assets	(105)	34	164	(71)	275
Increase (Decrease) in liabilities
Trade payables	(165)	407	187	242	(291)
Other taxes payable	(1,342)	(520)	(747)	(1,862)	(964)
Pension and medical benefits	(279)	(203)	(273)	(482)	(451)
Provisions for legal proceedings	(122)	(78)	(134)	(200)	(219)

PETROBRAS | Performance Report | 2Q24	23

Exhibits

Other employee benefits	(311)	(59)	(251)	(370)	(216)
Provision for decommissioning costs	(200)	(263)	(173)	(463)	(338)
Other liabilities	(275)	(82)	(27)	(357)	(128)
Income taxes paid	(2,098)	(2,623)	(2,022)	(4,721)	(6,302)
Net cash provided by operating activities	9,087	9,386	9,642	18,473	19,989
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(2,934)	(2,838)	(2,912)	(5,772)	(5,335)
Acquisition of equity interests	(5)	(1)	(9)	(6)	(17)
Proceeds from disposal of assets - Divestment	197	569	1,606	766	3,461
Financial compensation from co-participation agreements	−	397	−	397	391
Divestment (investment) in marketable securities	670	(1,475)	462	(805)	(468)
Dividends received	40	24	58	64	69
Net cash (used in) provided by investing activities	(2,032)	(3,324)	(795)	(5,356)	(1,899)
Cash flows from financing activities
Changes in non-controlling interest	32	93	25	125	(50)
Financing and loans, net:
Proceeds from finance debt	565	2	11	567	62
Repayment of principal - finance debt	(1,311)	(1,007)	(732)	(2,318)	(1,482)
Repayment of interest - finance debt	(401)	(594)	(434)	(995)	(1,004)
Repayment of lease liability	(1,965)	(1,918)	(1,473)	(3,883)	(2,862)
Dividends paid to Shareholders of Petrobras	(7,123)	(3,455)	(6,205)	(10,578)	(10,397)
Share repurchase program	(148)	(232)	−	(380)	−
Dividends paid to non-controlling interests	(20)	(57)	−	(77)	(48)
Net cash used in financing activities	(10,371)	(7,168)	(8,808)	(17,539)	(15,781)
Effect of exchange rate changes on cash and cash equivalents	(347)	(74)	22	(421)	46
Net change in cash and cash equivalents	(3,663)	(1,180)	61	(4,843)	2,355
Cash and cash equivalents at the beginning of the period	11,547	12,727	10,290	12,727	7,996
Cash and cash equivalents at the end of the period	7,884	11,547	10,351	7,884	10,351

PETROBRAS | Performance Report | 2Q24	24

Exhibits

Financial information by business areas

Table 18 - Consolidated income by segment – 1H24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	31,745	44,251	4,620	158	(33,539)	47,235
Intersegments	31,565	551	1,419	4	(33,539)	−
Third parties	180	43,700	3,201	154	−	47,235
Cost of sales	(12,842)	(40,540)	(2,273)	(148)	32,552	(23,251)
Gross profit	18,903	3,711	2,347	10	(987)	23,984
Expenses	(2,181)	(1,537)	(1,756)	(2,821)	−	(8,295)
Selling expenses	(1)	(1,089)	(1,497)	(14)	−	(2,601)
General and administrative expenses	(42)	(176)	(63)	(715)	−	(996)
Exploration costs	(309)	−	−	−	−	(309)
Research and development expenses	(288)	(2)	−	(86)	−	(376)
Other taxes	(829)	(28)	(9)	(222)	−	(1,088)
Impairment (losses) reversals, net	(4)	37	−	13	−	46
Other income and expenses, net	(708)	(279)	(187)	(1,797)	−	(2,971)
Operating income (loss)	16,722	2,174	591	(2,811)	(987)	15,689
Net finance income (expense)	−	−	−	(8,808)	−	(8,808)
Results of equity-accounted investments	47	(381)	57	(4)	−	(281)
Income (loss) before income taxes	16,769	1,793	648	(11,623)	(987)	6,600
Income taxes	(5,687)	(739)	(200)	4,169	337	(2,120)
Net income (loss)	11,082	1,054	448	(7,454)	(650)	4,480
Net income (loss) attributable to:
Shareholders of Petrobras	11,083	1,054	421	(7,470)	(650)	4,438
Non-controlling interests	(1)	−	27	16	−	42

PETROBRAS | Performance Report | 2Q24	25

Exhibits

Table 19 - Consolidated income by segment – 1H23

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	30,452	45,899	5,621	163	(32,385)	49,750
Intersegments	29,940	840	1,601	4	(32,385)	−
Third parties	512	45,059	4,020	159	−	49,750
Cost of sales	(12,491)	(41,196)	(3,093)	(164)	32,944	(24,000)
Gross profit	17,961	4,703	2,528	(1)	559	25,750
Expenses	(677)	(2,329)	(1,544)	(1,161)	(8)	(5,719)
Selling expenses	(12)	(1,044)	(1,335)	(22)	(8)	(2,421)
General and administrative expenses	(34)	(162)	(32)	(517)	−	(745)
Exploration costs	(348)	−	−	−	−	(348)
Research and development expenses	(251)	(14)	(1)	(60)	−	(326)
Other taxes	(354)	(1)	(19)	(155)	−	(529)
Impairment (losses) reversals, net	(18)	(416)	−	30	−	(404)
Other income and expenses, net	340	(692)	(157)	(437)	−	(946)
Operating income (loss)	17,284	2,374	984	(1,162)	551	20,031
Net finance income (expense)	−	−	−	(643)	−	(643)
Results of equity-accounted investments	35	(55)	21	12	−	13
Income (loss) before income taxes	17,319	2,319	1,005	(1,793)	551	19,401
Income taxes	(5,878)	(808)	(333)	1,034	(187)	(6,172)
Net income (loss)	11,441	1,511	672	(759)	364	13,229
Net income (loss) attributable to:
Shareholders of Petrobras	11,443	1,511	635	(784)	364	13,169
Non-controlling interests	(2)	−	37	25	−	60

PETROBRAS | Performance Report | 2Q24	26

Exhibits

Table 20 - Quarterly consolidated income by segment – 2Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	15,668	22,061	2,198	80	(16,540)	23,467
Intersegments	15,591	248	699	2	(16,540)	−
Third parties	77	21,813	1,499	78	−	23,467
Cost of sales	(6,228)	(20,557)	(1,096)	(74)	16,215	(11,740)
Gross profit	9,440	1,504	1,102	6	(325)	11,727
Expenses	(1,551)	(701)	(867)	(1,903)	−	(5,022)
Selling expenses	−	(538)	(729)	(1)	−	(1,268)
General and administrative expenses	(22)	(92)	(35)	(400)	−	(549)
Exploration costs	(174)	−	−	−	−	(174)
Research and development expenses	(149)	−	−	(44)	−	(193)
Other taxes	(809)	(21)	(4)	(114)	−	(948)
Impairment (losses) reversals, net	−	37	−	−	−	37
Other income and expenses, net	(397)	(87)	(99)	(1,344)	−	(1,927)
Operating income (loss)	7,889	803	235	(1,897)	(325)	6,705
Net finance income (expense)	−	−	−	(6,869)	−	(6,869)
Results of equity-accounted investments	30	(251)	36	(3)	−	(188)
Income (loss) before income taxes	7,919	552	271	(8,769)	(325)	(352)
Income taxes	(2,682)	(273)	(80)	2,951	111	27
Net income (loss)	5,237	279	191	(5,818)	(214)	(325)
Net income (loss) attributable to:
Shareholders of Petrobras	5,237	279	179	(5,825)	(214)	(344)
Non-controlling interests	−	−	12	7	−	19

PETROBRAS | Performance Report | 2Q24	27

Exhibits

Table 21 - Quarterly consolidated income by segment – 1Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	16,077	22,190	2,422	78	(16,999)	23,768
Intersegments	15,974	303	720	2	(16,999)	−
Third parties	103	21,887	1,702	76	−	23,768
Cost of sales	(6,614)	(19,983)	(1,177)	(74)	16,337	(11,511)
Gross profit	9,463	2,207	1,245	4	(662)	12,257
Expenses	(630)	(836)	(889)	(918)	−	(3,273)
Selling expenses	(1)	(551)	(768)	(13)	−	(1,333)
General and administrative expenses	(20)	(84)	(28)	(315)	−	(447)
Exploration costs	(135)	−	−	−	−	(135)
Research and development expenses	(139)	(2)	−	(42)	−	(183)
Other taxes	(20)	(7)	(5)	(108)	−	(140)
Impairment (losses) reversals, net	(4)	−	−	13	−	9
Other income and expenses, net	(311)	(192)	(88)	(453)	−	(1,044)
Operating income (loss)	8,833	1,371	356	(914)	(662)	8,984
Net finance income (expense)	−	−	−	(1,939)	−	(1,939)
Results of equity-accounted investments	17	(130)	21	(1)	−	(93)
Income (loss) before income taxes	8,850	1,241	377	(2,854)	(662)	6,952
Income taxes	(3,005)	(466)	(120)	1,218	226	(2,147)
Net income (loss)	5,845	775	257	(1,636)	(436)	4,805
Net income (loss) attributable to:
Shareholders of Petrobras	5,846	775	242	(1,645)	(436)	4,782
Non-controlling interests	(1)	−	15	9	−	23

PETROBRAS | Performance Report | 2Q24	28

Exhibits

Table 22 - Other income and expenses by segment – 1H24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees (*)	−	−	−	(1,602)	−	(1,602)
Stoppages for asset maintenance and pre-operating expenses	(1,256)	(53)	(33)	(10)	−	(1,352)
Losses with legal, administrative and arbitration proceedings	(188)	(173)	(36)	(124)	−	(521)
Profit sharing	(140)	(68)	(18)	(85)	−	(311)
Variable compensation programs	(63)	(60)	(8)	(48)	−	(179)
Operating expenses with thermoelectric power plants	−	−	(119)	−	−	(119)
Institutional relations and cultural projects	−	(2)	−	(69)	−	(71)
Expenses with contractual fines received	(22)	−	(13)	−	−	(35)
Amounts recovered from Lava Jato investigation	−	−	−	7	−	7
Gains (losses) with Commodities Derivatives	−	26	(2)	−	−	24
Ship/take or pay agreements and fines imposed to suppliers	2	25	60	1	−	88
Government grants	1	−	2	92	−	95
Results from co-participation agreements in bid areas	103	−	−	−	−	103
Results of non-core activities	120	(16)	10	8	−	122
Fines imposed on suppliers	99	17	3	6	−	125
Early termination and changes to cash flow estimates of leases	142	5	1	(2)	−	146
Reimbursements from E&P partnership operations	269	−	−	−	−	269
Results on disposal/write-offs of assets	237	68	23	(42)	−	286
Others	(12)	(48)	(57)	71	−	(46)
Total	(708)	(279)	(187)	(1,797)	−	(2,971)
(*) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of US$ 1,000 million.

PETROBRAS | Performance Report | 2Q24	29

Exhibits

Table 23 - Other income and expenses by segment – 1H23

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(577)	−	(577)
Stoppages for asset maintenance and pre-operating expenses	(1,052)	(10)	(22)	(15)	−	(1,099)
Gains (losses) with legal, administrative and arbitration proceedings	(165)	(321)	3	(48)	−	(531)
Profit sharing	(30)	(13)	(4)	(20)	−	(67)
Variable compensation programs	(108)	(63)	(14)	(86)	−	(271)
Operating expenses with thermoelectric power plants	−	−	(85)	−	−	(85)
Institutional relations and cultural projects	−	(2)	−	(45)	−	(47)
Expenses with contractual fines received	(7)	1	(113)	(1)	−	(120)
Amounts recovered from Lava Jato investigation (*)	−	−	−	93	−	93
Gains with Commodities Derivatives	−	68	−	1	−	69
Ship/take or pay agreements and fines imposed to suppliers	2	21	46	1	−	70
Government grants	13	−	−	163	−	176
Results from co-participation agreements in bid areas	28	−	−	−	−	28
Results of non-core activities	51	(48)	64	13	−	80
Fines imposed on suppliers	86	12	2	9	−	109
Early termination and changes to cash flow estimates of leases	185	75	−	(2)	−	258
Reimbursements from E&P partnership operations	280	−	−	−	−	280
Results on disposal/write-offs of assets	1,207	(29)	−	9	−	1,187
Others (**)	(150)	(383)	(34)	68	−	(499)
Total	340	(692)	(157)	(437)	−	(946)
(*) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was US$ 1,727 million, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in the first half of 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317 million.

PETROBRAS | Performance Report | 2Q24	30

Exhibits

Table 24 - Other income and expenses by segment – 2Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees (*)	−	−	−	(1,293)	−	(1,293)
Stoppages for asset maintenance and pre-operating expenses	(649)	(27)	(18)	(6)	−	(700)
Losses with legal, administrative and arbitration proceedings	(104)	(77)	(32)	(27)	−	(240)
Profit sharing	(69)	(20)	(9)	(37)	−	(135)
Variable compensation programs	(30)	(40)	(4)	(26)	−	(100)
Operating expenses with thermoelectric power plants	−	−	(53)	−	−	(53)
Institutional relations and cultural projects	−	(1)	−	(43)	−	(44)
Expenses with contractual fines received	(16)	−	(2)	−	−	(18)
Amounts recovered from Lava Jato investigation	−	−	−	2	−	2
Government grants	−	−	1	16	−	17
Gains (losses) with Commodities Derivatives	−	21	(2)	−	−	19
Ship/take or pay agreements and fines imposed to suppliers	1	12	28	−	−	41
Results from co-participation agreements in bid areas	55	−	−	−	−	55
Fines imposed on suppliers	50	14	2	3	−	69
Early termination and changes to cash flow estimates of leases	75	3	2	(3)	−	77
Results of non-core activities	64	12	4	3	−	83
Reimbursements from E&P partnership operations	113	−	−	−	−	113
Results on disposal/write-offs of assets	100	43	4	(23)	−	124
Others	13	(27)	(20)	90	−	56
Total	(397)	(87)	(99)	(1,344)	−	(1,927)
(*) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of US$ 1,000 million.

PETROBRAS | Performance Report | 2Q24	31

Exhibits

Table 25 - Other income and expenses by segment – 1Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(309)	−	(309)
Stoppages for asset maintenance and pre-operating expenses	(607)	(26)	(15)	(4)	−	(652)
Losses with legal, administrative and arbitration proceedings	(84)	(96)	(4)	(97)	−	(281)
Profit sharing	(71)	(48)	(9)	(48)	−	(176)
Variable compensation programs	(33)	(20)	(4)	(22)	−	(79)
Operating expenses with thermoelectric power plants	−	−	(66)	−	−	(66)
Institutional relations and cultural projects	−	(1)	−	(26)	−	(27)
Expenses with contractual fines received	(6)	−	(11)	−	−	(17)
Amounts recovered from Lava Jato investigation	−	−	−	5	−	5
Government grants	1	−	1	76	−	78
Gains with Commodities Derivatives	−	5	−	−	−	5
Ship/take or pay agreements and fines imposed to suppliers	1	13	32	1	−	47
Results from co-participation agreements in bid areas	48	−	−	−	−	48
Fines imposed on suppliers	49	3	1	3	−	56
Early termination and changes to cash flow estimates of leases	67	2	(1)	1	−	69
Results of non-core activities	56	(28)	6	5	−	39
Reimbursements from E&P partnership operations	156	−	−	−	−	156
Results on disposal/write-offs of assets	137	25	19	(19)	−	162
Others	(25)	(21)	(37)	(19)	−	(102)
Total	(311)	(192)	(88)	(453)	−	(1,044)

PETROBRAS | Performance Report | 2Q24	32

Exhibits

Table 26 - Consolidated assets by segment – 06.30.2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	122,127	31,492	6,526	35,525	(5,221)	190,449
Current assets	2,534	10,634	399	20,312	(5,221)	28,658
Non-current assets	119,593	20,858	6,127	15,213	−	161,791
Long-term receivables	7,140	2,165	91	12,770	−	22,166
Investments	329	432	168	57	−	986
Property, plant and equipment	109,979	18,136	5,798	2,038	−	135,951
Operating assets	92,904	15,456	3,430	1,539	−	113,329
Assets under construction	17,075	2,680	2,368	499	−	22,622
Intangible assets	2,145	125	70	348	−	2,688

Table 27 - Consolidated assets by segment – 12.31.2023

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	138,868	34,802	6,776	41,899	(5,278)	217,067
Current assets	2,804	11,002	370	23,547	(5,278)	32,445
Non-current assets	136,064	23,800	6,406	18,352	−	184,622
Long-term receivables	9,028	2,068	83	15,619	−	26,798
Investments	344	811	145	58	−	1,358
Property, plant and equipment	124,254	20,786	6,101	2,283	−	153,424
Operating assets	108,405	18,128	3,605	1,770	−	131,908
Assets under construction	15,849	2,658	2,496	513	−	21,516
Intangible assets	2,438	135	77	392	−	3,042

PETROBRAS | Performance Report | 2Q24	33

Exhibits

Table 28 - Reconciliation of Adjusted EBITDA by segment – 1H24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,082	1,054	448	(7,454)	(650)	4,480
Net finance income (expense)	−	−	−	8,808	−	8,808
Income taxes	5,687	739	200	(4,169)	(337)	2,120
Depreciation, depletion and amortization	4,856	1,285	294	65	−	6,500
EBITDA	21,625	3,078	942	(2,750)	(987)	21,908
Results of equity-accounted investments	(47)	381	(57)	4	−	281
Impairment of assets (reversals), net	4	(37)	−	(13)	−	(46)
Results on disposal/write-offs of assets	(237)	(68)	(23)	42	−	(286)
Results from co-participation agreements in bid areas	(103)	−	−	−	−	(103)
Adjusted EBITDA	21,242	3,354	862	(2,717)	(987)	21,754

Table 29 - Reconciliation of Adjusted EBITDA by segment – 1H23

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,441	1,511	672	(759)	364	13,229
Net finance income (expense)	−	−	−	643	−	643
Income taxes	5,878	808	333	(1,034)	187	6,172
Depreciation, depletion and amortization	4,704	1,159	254	56	−	6,173
EBITDA	22,023	3,478	1,259	(1,094)	551	26,217
Results of equity-accounted investments	(35)	55	(21)	(12)	−	(13)
Impairment of assets (reversals), net	18	416	−	(30)	−	404
Results on disposal/write-offs of assets	(1,207)	29	−	(10)	−	(1,188)
Results from co-participation agreements in bid areas	(28)	−	−	−	−	(28)
Adjusted EBITDA	20,771	3,978	1,238	(1,146)	551	25,392

PETROBRAS | Performance Report | 2Q24	34

Exhibits

Table 30 - Reconciliation of Adjusted EBITDA by segment – 2Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	5,237	279	191	(5,818)	(214)	(325)
Net finance income (expense)	−	−	−	6,869	−	6,869
Income taxes	2,682	273	80	(2,951)	(111)	(27)
Depreciation, depletion and amortization	2,326	637	141	34	−	3,138
EBITDA	10,245	1,189	412	(1,866)	(325)	9,655
Results of equity-accounted investments	(30)	251	(36)	3	−	188
Impairment of assets (reversals), net	−	(37)	−	−	−	(37)
Results on disposal/write-offs of assets	(100)	(43)	(4)	23	−	(124)
Results from co-participation agreements in bid areas	(55)	−	−	−	−	(55)
Adjusted EBITDA	10,060	1,360	372	(1,840)	(325)	9,627

Table 31 - Reconciliation of Adjusted EBITDA by segment – 1Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	5,845	775	257	(1,636)	(436)	4,805
Net finance income (expense)	−	−	−	1,939	−	1,939
Income taxes	3,005	466	120	(1,218)	(226)	2,147
Depreciation, depletion and amortization	2,530	648	153	31	−	3,362
EBITDA	11,380	1,889	530	(884)	(662)	12,253
Results of equity-accounted investments	(17)	130	(21)	1	−	93
Impairment of assets (reversals), net	4	−	−	(13)	−	(9)
Results on disposal/write-offs of assets	(137)	(25)	(19)	19	−	(162)
Results from co-participation agreements in bid areas	(48)	−	−	−	−	(48)
Adjusted EBITDA	11,182	1,994	490	(877)	(662)	12,127

PETROBRAS | Performance Report | 2Q24	35

Glossary

Glossary

A

Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

C

CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment.

F

Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

PETROBRAS | Performance Report | 2Q24	36

Glossary

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

I

Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

L

Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

N

Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PETROBRAS | Performance Report | 2Q24	37

Glossary

O

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

R

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

PETROBRAS | Performance Report | 2Q24	38

PETROBRAS

Petrobras | Investor Relations

www.petrobras.com.br/ir

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer